Mail Stop 6010

May 8, 2007

Via U.S. Mail and Facsimile (480)821-2616

Mr. Kenneth Joyce
Chief Financial, Chief Accounting Officer
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248

> **Re:** **Amkor Technology, Inc.**
> **Form 10K for year ended December 31, 2006**
> **Filed February 26, 2007**
> **Form 10-K/A for year ended December 31, 2005**
> **Filed October 6, 2006**
> **File No. 000-29472**

Dear Mr. Joyce:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2005

Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements, page 81

1.   Please tell us where you have disclosed the restated stock compensation cost that should have been reported for each fiscal year as required by paragraph 45.c.2 of FASB Statement No. 123. Refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm

2.   Please tell us where you have presented restated information required by Item 302 of Regulation S-X for the balance sheets and statements of operations in a level of detail consistent with Regulation S-X Article 10-01 (A) (2) and (3) and appropriate portions of 10-01 (b) with columns labeled "restated" for all the periods presented. Please refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676, if you have questions regarding our comments. In our absence you may contact, Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief